Form 10-K, Exhibit 13
period 1997-12-31
PLUMA INC
filed 1998-03-31
CIK 829044

[PLUMA LOGO APPEARS HERE]

                               801 Fieldcrest Road
                           Eden, North Carolina 27288
                                 (336) 635-4000
                                  www.pluma.com

                               1997 ANNUAL REPORT

         [PLUMA LOGO APPEARS HERE ROTATED 90 DEG. TO LEFT SIDE OF PAGE]

                            [PLUMA LOGO APPEARS HERE]

                                    LETTER TO
                                       OUR
                                  SHAREHOLDERS


DEAR FELLOW SHAREHOLDERS:

1997 was a year full of challenges, opportunities and tough decisions. We experienced a number of successes as well as some disappointments. This was also a year of significant investment for the future. We focused on developing and implementing strategies that would address our current operations and long-term strategies which we believe will enhance the growth of the company and ultimately shareholder value.

The year was highlighted by several significant accomplishments. In March, we completed an initial public offering which raised $30 million in net proceeds and we finished our first quarter with stronger than expected results. In June, we finished the reconfiguration of our textile operations including knitting, greige fabric storage, cutting and automated sewing operations in Eden, North Carolina. In December, we acquired our two largest wholesale distributors, Stardust Corporation (Stardust) in Verona, Wisconsin and Frank L. Robinson Company (FLR) in Los Angeles, California. During the year, we began the process of preparing for the implementation of a new management information system which has been developed by SAP America ("SAP") and is designed to improve our production planning, scheduling and distribution, as well as financial reporting capabilities.

Net sales for 1997 increased 5.3% to $134,555,000 from $127,820,000 in 1996.
This increase was well below our expectations. Our gross profit margin was 12.1% of net sales in 1997 compared with 16.9% in 1996. Net income was $2,043,000, or $0.27 per common share, compared with $5,818,000, or $1.09 per common share, in the prior year. The increase in costs and drop in gross profit was not expected early in the year and was the result of a number of operational issues that impacted us for five months, from June through October. During 1997, the Company capitalized significant costs associated with the SAP implementation. With the issuance of Emerging Issues Task Force ("EITF") Issue #97-13 in November 1997, certain costs associated with software implementation were required to be expensed as incurred; therefore, the Company expensed $2.1 million of such costs in the fourth quarter which had previously been capitalized during 1997.

Although 1997 net income was lower than 1996, we believe Pluma is a much stronger company now than we were a year ago. As we look to the future, each of the accomplishments noted above have profoundly impacted our opportunities for growth. With the proceeds from our IPO, we were able to significantly reduce long-term debt which in turn provided a strong capital structure from which to make our acquisitions at year end. The reconfiguration of our textile operations has streamlined production processes and has provided us increased capacity to expand our operations within the existing facilities. Our SAP project will allow a significant increase in the degree of control we have over our business when fully implemented. Over the past year, we have established a joint venture with a Mexican partner and also established a number of contractor relationships in Mexico that will improve the profitability of certain product types where cost is critical. While our opportunities for the future are greater today than they were one year ago, those opportunities did not come about without some short-term disruption in our operations.

Handling our greige fabric inventory from two locations during the reconfiguration of the knitting area combined with a new inventory control system created inefficiencies in our dyeing operations late in the second quarter. These inefficiencies caused delays and ultimately resulted in shipments scheduled for the second quarter to occur in the third and fourth quarters. Additionally, our late deliveries during the second half of the year caused some of our customers to place orders with other manufacturers, resulting in a loss of business that was originally intended for Pluma.

                                    LETTER TO
                                       OUR
                                  SHAREHOLDERS

                             PRE-SHRUNK 100% COTTOM

Since Pluma was incorporated in 1986, customer relationships have been an important part of our success. Because of the value Pluma places on these relationships, we work hard to maintain the trust of our customers. There were any number of things that could have been done during the year that would have resulted in more efficient production and lower costs, but we have always believed in living up to our commitments to our many loyal customers. Meeting shipment dates, even at a higher cost, was consistently a topic of conversation as we worked our way through the year. It would have been very easy to cut corners or ship inferior goods just to meet some of our short-term objectives. Instead, we took some short-term hits to keep our customers for the long term. The fact that we did not incur any significant order cancellations during the year is a testimonial to the fact that we were successful in maintaining our customers' trust.

With an extraordinary effort from our employees, we were able to improve on our deliveries during the third and fourth quarter, but not without some associated inefficiencies, production bottlenecks and a greater than usual reliance on outside contracted production. While the outside contracted production helped us catch up on our deliveries, we experienced some higher than normal quality problems with some of the subcontracted goods, as well as, with some of our raw materials, further compounding our problems. Midway through the fourth quarter as our deliveries were returning to normal, we were able to solve the production and supplier problems and normalize our operating levels. Although the situations encountered during the second and third quarters were challenging, they resulted in some positive changes in our company. During the third quarter, we promoted Doug Shelton to the position of Senior Vice President of Manufacturing to monitor all facets of our manufacturing operations on a daily basis. We have already seen a positive impact on our operations as a result. We have reduced our dependency on subcontracted goods to more normal levels and will continue to do so by expanding our internal capacity. We have also instituted initiatives to control our labor-related costs such as off-standard pay and indirect labor costs, which impacted us to a large extent in the third and fourth quarters as we worked to catch up on orders.

We ended the year with the acquisitions of Stardust and FLR, which will have perhaps the greatest impact on our business going forward. In addition to establishing a national distribution network, these acquisitions will help us create a platform for launching new products and developing new product sources. These acquisitions will also bring us closer to the ultimate consumer and will allow us to reach more new customers. Similar to the textile reconfiguration, the long-term benefits of this strategy are clear, although in the short-run the integration of the two distributors into our overall business will be a challenge.

The successful completion of the acquisitions during the fourth quarter was a significant accomplishment for our management team. However, the mechanics of the acquisition agreements encouraged Stardust and FLR to aggressively manage their inventories throughout the fourth quarter of 1997 which resulted in lower than expected shipments to both distributors during the quarter. The upside to this was that we ended the year with lower inventories at both Pluma and the distributors, which should be a significant advantage to us in 1998.


                                       WE
                                   WORK HARD
                                TO MAINTAIN THE
                                  TRUST OF OUR
                                   CUSTOMERS.

Another short-term impact from these acquisitions arose during planning discussions with the distributors during the fourth quarter. In those discussions we identified certain redundant products in our SANTEE(R) product line. We elected to take advantage of the Fall selling season by selling some inventory at reduced margins that would have been closed out following the acquisitions. We are now planning a complete re-introduction of the SANTEE(R) product line in late 1998 and will continue to be very proactive in managing the current inventory to minimize close-outs later in the year. Our reserve for close-outs was increased significantly at the end of 1997 to allow for any increase in close-outs that result from changes in the product line.

It will take at least the first half of 1998 for us to sell through the acquired inventory and integrate Stardust and FLR into our overall operations. As a result, we do not expect to begin to realize any material increase in earnings from the acquisitions until the second half of 1998. Additionally, we will have the added interest expense and amortization as we move forward. The amortization of goodwill from these acquisitions, which had a minimal impact on us during 1997, is expected to be approximately $0.21 per share in 1998.

Over the past few years certain market channels in our industry have become more competitive due to the increase in the volume of lower cost production outside of the United States, particularly Mexico. While Pluma has been somewhat insulated from the impact of NAFTA due to the smaller percent of our business dedicated to commodity oriented products, we have been increasing the use of non-U.S. based sewing production to lower the cost on products where cost is critical. At the present time, Pluma has a joint venture as well as a number of contractor relationships in Mexico that are dedicated to sewing these types of products, and we are seeking additional similar arrangements to handle the continued growth of the Company's business. We began the implementation of our new SAP computer system on January 1, 1998. The system should be fully operational during the second quarter of 1998, and we expect to realize significant benefits as we move forward. Obviously, there are short-term costs associated with this implementation, and most of those costs for 1998 will be realized during the first and second quarter. However, by the beginning of the third quarter, we should have realized almost all of the costs associated with the implementation process and will begin to fully utilize the system and enjoy some of the long-term benefits that we expect from the system.

We did not meet the goals set for our company in 1997. We did, however, resolve some short-term problems and complete a number of initiatives that place us in a strong position for 1998. We plan to complete some significant initiatives during 1998, and by 1999, we hope to fully realize their benefits. We believe Pluma is now a much stronger, fundamentally different company and in a better position to move forward, and that we have made the right choices for the long-term growth of our company.

Sincerely,

/s/ G. Walker Box              /s/ R. Duke Ferrell, Jr.
G. WALKER BOX                  R. DUKE FERRELL, JR.
Chairman                       President and Chief Executive Officer


                                     PLUMA
                                 IS NOW A MUCH
                                   STRONGER,
                                 FUNDAMENTALLY
                                   DIFFERENT
                                    COMPANY

                                    A BRIGHT
                                     FUTURE
                                    FOR PLUMA

                             PRE-SHRUNK 100% COTTOM


Our performance during 1997 and our strategic initiatives for 1998 have raised several questions from analysts and investors. Our responses to some frequently asked questions are highlighted below.

WHY DID PLUMA NOT PERFORM AS EXPECTED IN 1997?
We started the year with strong results, record sales and earnings and the successful completion of our initial public offering. Beginning late in the second quarter, we experienced an unusual combination of manufacturing and supplier problems that impacted our ability to deliver on a timely basis the high quality products that our customers associate with the Pluma name. These problems plagued us from June through the third quarter with some related costs carrying over into the fourth quarter. During the fourth quarter, we incurred some charges and higher than expected expenses related to acquisitions and implementation of new software, but we were still able to exceed our sales goal for the quarter. While we would be the first to admit that we did not meet our goals for 1997, we are pleased with our sales performance and inventory position at year end and believe Pluma is a much stronger and fundamentally different company than it was a year ago.

WHAT IMPROVEMENTS ARE PLANNED FOR 1998?
Following a year like 1997, some of our greatest concerns are the relationships we have with our customers, employees and shareholders. By the end of the year, deliveries and operating levels had returned to normal and, as a result, our relationships with our customers continue to remain strong as we enter 1998. Our order backlog was larger at the beginning of the year than it was one year ago, allowing us to concentrate on producing goods early in the year that are on order as opposed to just making inventory.

Our employees worked very hard during 1997 as we dealt with a difficult year. While there was plenty of stress and frustration, there were also successes. Our employee morale and relations are strong as we move into 1998. We do not foresee the kind of issues that we experienced in 1997 being repeated in 1998, and there is a growing spirit of enthusiasm about the many possibilities for the coming year.

Improvements in 1998 and beyond will come from our ability to build on the trust and confidence shown by our existing customers, our employees, and the successful execution of four other initiatives that present the greatest challenges and opportunities for Pluma: (1) integrating and exploiting the synergies of our recent acquisitions, Stardust Corporation in Verona, Wisconsin and


                                  OUR EMPLOYEE
                                   MORALE AND
                                 RELATIONS ARE
                                  STRONG AS WE
                                   MOVE INTO
                                     1998.

Frank L. Robinson Company in Los Angeles, California; (2) completing the implementation of SAP in our financial and manufacturing systems; (3) introducing an improved SANTEE(R) line; and (4) expanding the manufacture and procurement of product from sources outside the United States. We believe that we are ready to move forward with the completion of these initiatives which are intended to increase our shareholder value.

WHAT WAS THE RATIONALE FOR ACQUIRING STARDUST AND FLR?
Consistent with our vertical integration strategy, we wanted to gain control of the distribution of our products through the wholesale distributor market. As our two largest wholesale distributors, Stardust and FLR represented the means to best accomplish this goal. By combining FLR's strong presence on the West Coast with that of Stardust in the Midwest and our existing operations in the East, we expect to be able to establish a national distribution network. A national distribution capability will be a significant advantage for us in the competitive marketplace and allow us to better serve our existing customers. Stardust and FLR have been in operation since 1988 and 1936, respectively. We feel that they will complement our sales, marketing and distribution personnel as we continue to build and promote our product lines and increase our market share.

By combining the operations of both distributors, there are synergies that we expect to achieve. We will merge the catalog and trade show presence of both companies to reduce costs and eliminate duplication of efforts. We are in the process of implementing the same computer systems at FLR that are currently being used at Stardust and expect to be utilizing compatible systems and methods at both operations by mid-year. Although Pluma plans to manufacture a portion of their products, we do not expect to manufacture every product the distributors sell. The company will remain focused on the expansion of Pluma's national distribution network which we expect to be a self-supporting profit center and a strong force within the wholesale distributor marketplace. Over the long term, we see the


   [THREE GRAPHICS APPEAR ON THE RIGHT SIDE OF PAGE WITH THE FOLLOWING INFO:]


                          OUR GENEROUS CUT, PRESHRUNK
                            FABRICS FIT EVERY MEMBER
                                 OF THE FAMILY.




                              '95       $100.7
                              '96       $127.8
                              '97       $134.6

                          NET SALES (IN MILLIONS)



                               OUR POPULAR 11 OZ.
                       HEAVYWEIGHT FLEECE SHIRT IS SOFT,
                             YET HEAVY AND DURABLE.

                                    A BRIGHT
                                     FUTURE
                                    FOR PLUMA

                             PRE-SHRUNK 100% COTTOM

potential to consolidate some of the telemarketing, purchasing, administration and credit functions to maximize the efficiency of each operation.

WHAT IMPACT WILL THESE ACQUISITIONS HAVE ON RESULTS GOING FORWARD?
There will be some short-term impact to the bottom line, mostly from amortization of goodwill and higher interest expense, but long term, these acquisitions should increase our profitability by expanding our customer base and significantly increasing the distribution of our products. Although we experienced lower sales volume the latter part of 1997 due to the mechanics of the acquisition agreements encouraging Stardust and FLR to aggressively manage their inventories, our resulting inventories at year-end were in much better shape. The lower inventories should provide a significant advantage for us in 1998 as we continue to sell through the acquired inventories and integrate the acquisitions into our other operations. We believe the full earnings potential of these acquisitions will begin to be realized in mid-1998.

Based upon discussions with and substantial input from our distributors, we assessed the makeup of our inventory and decided to introduce a new SANTEE(R) line in late 1998 and early 1999. The revamping of this product line will involve some close-outs in 1998 as we continue to reduce the number of SKU's. We believe that we have adequately prepared for this expense through the proper management of our inventory reserves, and long term, this new line will enable us to better address what the consumer wants and should lead to increased sales and market share. The input we have received and the corresponding actions we have taken in revamping the SANTEE(R) product line reflect the key role that Stardust and FLR have already played in determining the future growth of our company. We believe these benefits reinforce the validity of our acquisition strategy.

DOES PLUMA HAVE PLANS FOR ADDITIONAL ACQUISITIONS?
The opportunities for growth that the Stardust and FLR acquisitions offer are significant enough in the short-run that we are very focused on maximizing their results at this time. Our success in leveraging this national distribution capability may include significant internal growth. Once they are integrated into our existing operations, we will be able to rapidly expand and diversify our product offerings through new product development or additional acquisitions. We expect to spend at least the first half of 1998 integrating these acquisitions and will then look ahead to additional possibilities in late 1998 or 1999.



                                  STARDUST AND
                                   FLR OFFER
                                  SIGNIFICANT
                                     GROWTH
                                 OPPORTUNITIES.

WHERE DOES PLUMA STAND ON IMPLEMENTING SAP AND WHAT ARE THE BENEFITS?
We would first like to point out that we have always invested in advanced technologies. This commitment has produced manufacturing and distribution processes that we believe are among the most modern in the industry. We have extended this willingness to invest in the future by upgrading our production planning, scheduling, sales, distribution and financial systems with a new system from SAP America. SAP software is highly portable, operates on the newest client-server platforms and can be utilized internationally. SAP enhances our ability to manage an increasingly complex business with operations in various parts of the country as well as internationally.

We began operating the first phase of our SAP systems on January 1, 1998, and are moving ahead with the remaining phases. We expect to be fully operational under our new systems during 1998. While the planned implementation should be complete by then, there are additional systems available from SAP that could be added in the future. As is to be expected from a re-engineering and implementation effort like SAP, there have been some delays and inefficiencies in the early stages and there may be more as we convert the remainder of our systems during the second quarter.

WHAT OTHER FACTORS COULD IMPACT PROFITABILITY DURING 1998?
The higher interest expense and goodwill amortization related to the acquisitions and any temporary negative impact associated with the implementation of SAP are costs which were not borne in prior years. Once SAP becomes fully operational, we will have incurred most of the costs associated with the implementation, and the system should begin to have a positive impact on costs. The higher interest expense and goodwill amortization should be offset by higher sales volume and earnings later in the year.


    [THREE GRAPHICS APPEAR ARE RIGHT SIDE OF PAGE WITH THE FOLLOWING INFO:]


                          STYLE, VARIETY, DURABILITY -
                            IT'S GOTTA BE SANTEE(R).


                            FLEECE     JERSEY
                            ------     ------
                    '95       70%       30%
                    '96       63%       37%
                    '97       61%       39%

                         REVENUES BY PRODUCT


                             SPECIAL FEATURES LIKE
                          DOUBLE-NEEDLE STITCHING AND
                             COVERSEAMING MAKE OUR
                                PRODUCTS BETTER.

                                    A BRIGHT
                                     FUTURE
                                    FOR PLUMA

                             PRE-SHRUNK 100% COTTOM

We believe 1997 included a lot of unusual isolated occurrences that impacted profits, and we do not expect to see them repeated during 1998. We believe that we are in a much better position to handle challenges going forward.

WHAT ABOUT RAW MATERIAL COSTS?
We expect raw material costs to remain relatively stable throughout 1998.

IS PLUMA LOOKING TO EXPAND ITS INTERNATIONAL OPERATIONS?
The nature of our business is different from most of our competitors in that not all of our products can be manufactured outside the United States. We have some customers who insist upon our goods being one hundred percent domestically produced. We believe that our ability to produce goods domestically offers Pluma an advantage over some of our competitors who can no longer offer goods "Made in USA." Flexible manufacturing operations, new technology and the ability to develop new products with unique styles and fabric weights that generally carry higher margins have enabled us to maintain our cost competitiveness with goods produced outside the United States, allowing us to maintain a sizable portion of our business here.

We also have segments of our customer base which are more price sensitive and necessitate the use of lower cost non-domestic production. To meet these needs, we presently have a sewing operation in Aguascalientes, Mexico that is operated through a joint venture. We are also in the process of establishing additional arrangements to accommodate some of our present growth plans. We also have developed additional contract sewing resources that will supplement our internal capabilities. As part of our acquisitions of Stardust and FLR, we will target international sources of new product as well as domestic sources. We see tremendous potential in expanding our operations in Latin America, and we will continue to selectively pursue partnerships in this area.

WHAT SETS PLUMA APART FROM OTHER ACTIVEWEAR MANUFACTURERS?
The $40 billion activewear market is very competitive and fragmented. Promotional activity has increased over the last couple of years in areas where price is used to win new business, especially in the lower price commodity products. Although general trends in the activewear market will certainly affect us, we have carved a niche in this market that to date has insulated us somewhat from the pricing wars of some of our competitors. Our strategy has been to win market share from smaller companies who still account for almost half of the market, with our high quality products, flexible manufacturing capabilities, and new product and style innovations.


                                  WE HAVE SET
                                  THE STAGE OF
                                  AN EXCITING
                                    FUTURE.

With the ability to switch between domestic and non-domestic production, we can accommodate a much broader range of customers. We will compete to some degree in the commodity products market by using our Latin American operations where cost is critical, but we will also be able to use our domestic operations for "just-in-time" situations and to produce customized goods that we have designed exclusively for individual clients. These customized goods usually carry higher margins and often allow us to get a portion of the more commodity-oriented business without having to compete only on price.

Our diverse customer base plays an important role in the growth of our company and gives us a competitive advantage. We sell to screenprinters and embroiderers, wholesale distributors, and to entertainment, retail and branded accounts. Our product exposure to many consumer markets helps to balance production more evenly throughout the year. Without being totally at the mercy of any one market or distribution channel, we can generally avoid the negative impact of individual market downturns that have always been a part of our industry. The acquisitions of Stardust and FLR will further diversify our customer base and will give us more control over our business in that market segment.

We are confident that our results for 1998 will speak for themselves. The many initiatives we have been working on should be complete during the first half of 1998, and as we enter the busiest part of our year, we expect to begin to enjoy some of the fruits of our hard work. We believe we have set the stage for an exciting future for our company.


     [THREE GRAPHICS APPEAR ON RIGHT SIDE OF PAGE WITH THE FOLLOWING INFO:]

                         OUR POPULAR 100% COTTON JERSEY
                          HENLEY SHIRT LOOKS GOOD FOR
                                 ANY OCCASION.


                         RETAIL                   41%
                         BRANDED                  23%
                         WHOLESALE DISTRIBUTORS   17%
                         SCREENPRINT-EMBROIDERS   11%
                         ENTERTAINMENT             8%

                                1997 NET SALES BY
                              DISTRIBUTION CHANNEL



                          OUR MANUFACTURING PROCESSES
                        GIVE OUR GARMENTS A NEW SPIN ON
                             SOFTNESS AND COMFORT.

                      SELECTED FINANCIAL AND OPERATING DATA

Statement of Operations Data for each of the years in the three-year period ended December 31, 1997, and the Balance Sheet Data as of December 31, 1997 and 1996 set forth below have been derived from the Company's audited financial statements included elsewhere in this Annual Report. The Statement of Operations Data for each of the years in the two-year period ended December 31, 1994 and the Balance Sheet Data as of December 31, 1995, 1994 and 1993 are derived from the Company's audited financial statements which are not included in this Annual Report.

                                                                          Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                              1997(1)(2)(3)      1996(4)(9)     1995(4)(5)(6)       1994          1993
---------------------------------------------------------------------------------------------------------------------------
                                                                     In thousands, except per share data

STATEMENT OF OPERATIONS DATA:
Net sales                                        $134,555         $127,820         $100,710       $ 97,908       $ 86,645
Cost of goods sold                                118,279          106,247           81,429         81,409         72,762
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                       16,276           21,573           19,281         16,499         13,883
Selling, general & administrative expenses         10,949            9,149           14,385          7,300          6,255
---------------------------------------------------------------------------------------------------------------------------
Income  from operations                             5,327           12,424            4,896          9,199          7,628
Other expenses, net                                 1,809            3,251            3,130          2,255          1,633
---------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES & CUMULATIVE
   effect of accounting change                      3,518            9,173            1,766          6,944          5,995
Income taxes                                        1,475            3,355              659          2,594          2,202
---------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
   accounting change                                2,043            5,818            1,107          4,350          3,793
Cumulative effect of accounting change                  -               -                -               -            74(7)
---------------------------------------------------------------------------------------------------------------------------
Net income                                     $    2,043       $    5,818       $    1,107      $   4,350     $   3,867(7)

Earnings per common share - basic and diluted:
  Net income before cumulative effect of
   accounting change                          $      0.27      $      1.09      $     0 .21     $    0 .83     $    0 .69
---------------------------------------------------------------------------------------------------------------------------
  Net income                                  $      0.27      $      1.09      $     0 .21     $    0 .83     $    0 .70

Weighted average number of shares outstanding       7,554            5,316            5,316          5,244          5,554
---------------------------------------------------------------------------------------------------------------------------

Cash dividends per common share               $      0.02       $     0.11      $      0.11     $     0.11     $     0.11
---------------------------------------------------------------------------------------------------------------------------

                                                                          Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                              1997(1)(2)(3)      1996(4)(9)     1995(4)(5)(6)       1994          1993
---------------------------------------------------------------------------------------------------------------------------
                                                                               In thousands
BALANCE SHEET DATA:
Working capital                                 $  32,975        $  49,901        $  50,052       $ 31,926       $ 29,935
Total assets                                      165,987           89,218           88,613         68,554         61,941
Long-term debt, net of current portion             40,000           44,420           50,120         30,465         28,684
Total shareholders' equity                         63,668           32,143           26,902         26,373         25,110

                                                                          Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                              1997(1)(2)(3)      1996(4)(9)     1995(4)(5)(6)       1994          1993
---------------------------------------------------------------------------------------------------------------------------
                                                                               In thousands
OTHER DATA:
Gross profit as a percentage of net sales           12.1%            16.9%            19.1%          16.9%          16.0%
Income from operations as a
   percentage of net sales                           4.0%             9.7%             4.9%           9.4%           8.8%
Depreciation & amortization                    $    4,057       $    3,804       $    3,440      $   2,885      $   2,292
Capital expenditures                                9,782            3,399            5,856          4,495          7,086
EBITDA (8)                                          9,914           16,712            8,627         12,386          9,928

                      SELECTED FINANCIAL AND OPERATING DATA


(1) In March 1997, the Company completed its initial public offering of 2,500,000 shares of common stock at $12.00 per share. Upon the exercise of the over-allotment option in April 1997, the Company issued an additional 293,300 shares at $12.00 per share. The $29.6 million in net proceeds from the issuance of common stock was used to reduce debt.

(2) During 1997, the Company capitalized significant costs associated with the implementation of a new management information system by SAP America ("SAP") designed to improve the company's production planning, scheduling and distribution, as well as, its financial reporting capabilities. In November 1997, the Emerging Issues Task Force released EITF Issue No. 97-13 requiring certain costs associated with software implementation to be expensed as incurred. The Company subsequently expensed $2.1 million of such costs which had previously been capitalized during 1997.

(3) In December 1997, the Company purchased certain assets and assumed certain liabilities of Stardust Corporation ("Stardust") and Frank L. Robinson Company ("FLR"), former customers of the Company. The Company paid $51.5 million in cash for these assets, including related acquisition costs and assumed liabilities in the amount of $16.7 million. The acquisitions have been accounted for as purchases. Accordingly, the assets and liabilities of the acquired businesses are included in the balance sheet as of December 31, 1997. The results of Stardust's and FLR's operations from the dates of the acquisitions to December 31, 1997 did not have a material impact on the Company's results of operations. The acquisitions were financed through additional debt.

(4) In December 1995, the Company brought its sales and marketing functions in-house in order to increase control and enhance profitability (see the "Box Transaction"). The Company had previously conducted its sales and marketing activities through an exclusive sales agent, Box & Company ("Box & Company"), under the arrangement (the "Sales & Marketing Agreement") pursuant to which the Company paid a commission of 3.0% of net sales plus an allowance for certain promotional material. Box & Company is a corporation owned by G. Walker Box, a principal shareholder of the Company and Chairman of the Board. The Company terminated the Sales & Marketing Agreement as of December 31,1995, and recorded a non-recurring charge of $2.0 million, the amount of the termination payment. The Company's selling and marketing expenses have decreased as a result of the Box Transaction. For the year ended December 31, 1996, the Company's selling and marketing expenses as a percent of net sales were 1.3% compared to 5.3% for the same period in 1995 including the non-recurring charge of $2.0 million for termination of the Sales & Marketing Agreement.

(5) Includes a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable primarily related to the bankruptcy of a customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) Had the Box Transaction occurred at the beginning of 1995, excluding the two non-recurring charges mentioned in notes (4) and (5), for the year ended December 31, 1995, selling, general, and administrative expenses ("SG&A") would have been $7.3 million compared to $14.4 million as reported. In addition, Income from operations, Net income, Earnings per common share-basic and diluted and EBITDA would have been $12.0 million, $5.5 million, $1.04 and $15.7 million, respectively.

(7) Includes $73,651 of income from the cumulative effect of a change in accounting for the adoption of SFAS No. 109.

(8) Represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of operations and cash flows.

(9) Includes $83,930 of expense from the change in the method of determining the cost of inventories, except production supplies, from the FIFO method to the LIFO method. The effect of the change was to decrease net income by $53,212 ($0.01 per share).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Pluma is a vertically integrated manufacturer and distributor of high quality fleece and jersey activewear. The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base across multiple markets and distribution channels. Currently, Pluma's material customers include branded customers such as adidas and Starter, retailers such as Miller's Outpost and Sam's Club and entertainment customers such as Busch Gardens, Hard Rock Cafe and Walt Disney. The Company sells products under its own "PLUMA(R)", "SANTEE(R)" and "SNOWBANK(R)" brand names to retail and wholesale customers. In addition, Pluma sells to screenprinters and embroiderers who sell the Company's products to a wide variety of retailers, ranging from souvenir and resort stores to large nationwide department stores. Pluma seeks to grow both by increasing sales to existing customers and by adding new customers. This diverse customer base provides product exposure to many customer markets and enables Pluma to balance its production more evenly throughout the year, thereby improving sales and profitability.

In December 1995, the Company brought its sales and marketing functions in-house in order to increase control and enhance profitability (the "Box Transaction"). The Company had previously conducted its sales and marketing activities through an exclusive sales agent, Box & Company ("Box & Company"), under an arrangement (the "Sales and Marketing Agreement") pursuant to which the Company paid a commission equal to 3.0% of net sales plus an allowance for certain promotional material. Box & Company is a corporation owned by G. Walker Box, a principal shareholder of the Company, and Chairman of the Board. The Company terminated the Sales and Marketing Agreement as of December 31, 1995, and recorded a non-recurring charge of $2.0 million, the amount of the termination payment. Selling and marketing expenses have decreased as a result of the Box Transaction. For the year ended December 31, 1996, the Companyis selling and marketing expenses as a percent of net sales were 1.3% as compared to 5.3% for the same period in 1995 including the non-recurring charge of $2.0 million for termination of the Sales and Marketing Agreement. In addition, in December 1995, the Company incurred a non-recurring charge of $3.3 million to increase the allowance for doubtful accounts receivable related to the bankruptcy of 20/20 Sport. Had the Box Transaction occurred as of the beginning of 1995, and excluding the two non-recurring charges, for the year ended December 31, 1995, SG&A as a percent of net sales would have been 7.3% as compared to 14.2%, as reported.

During 1997, the Company capitalized significant costs associated with the implementation of a new management information system designed by SAP America ("SAP") to improve the Company's production planning, scheduling and distribution, as well as, its financial reporting capabilities. In November 1997, the Emerging Issues Task Force released EITF Issue No. 97-13 requiring certain costs associated with software implementations to be expensed as incurred. The Company subsequently expensed $2.1 million of such costs which had previously been capitalized during 1997.

In December 1997, the Company purchased certain assets and assumed certain liabilities of Stardust Corporation ("Stardust") and Frank L. Robinson Company ("FLR"), former customers of the company. The Company paid $51.5 million in cash for these assets, including related acquisition costs and assumed liabilities in the amount of $16.7 million. The acquisitions have been accounted for as purchases. Accordingly, the assets and liabilities of the acquired businesses are included in the balance sheet as of December 31, 1997. The results of Stardust's and FLR's operations from the dates of the acquisitions to December 31, 1997 did not have a material impact on the Company's results of operations. The acquisitions were financed through additional debt.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents the major components of the Company's Statements of Operations as a percentage of net sales:

                                                 Years Ended December 31,
--------------------------------------------------------------------------------
                                                1997        1996      1995
--------------------------------------------------------------------------------
Net sales                                      100.0%      100.0%    100.0%
Cost of goods sold                               87.9        83.1      80.9
Gross profit                                     12.1        16.9      19.1
Selling, general and administrative expenses      8.1         7.2      14.2
Income from operations                            4.0         9.7       4.9
Other expenses, net                               1.4         2.5       3.1
Income before income taxes and
  cumulative effect of accounting change          2.6        7.2        1.8
Income taxes                                      1.1         2.6        .7
Net income                                       1.5%        4.6%      1.1%


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

Net Sales. Net sales increased 5.3% to $134.6 million in 1997 from $127.8 million in 1996. Gross dozens sold of fleece and jersey increased 5.1% to 1.7 million dozens in 1997 from 1.6 million dozens in 1996. The increase in net sales was primarily attributable to increased sales of jersey activewear and revenue from the addition of new customers. Sales of jersey activewear increased by $5.0 million to $51.8 million in 1997, a 10.8% increase over the $46.8 million of jersey product sold in 1996. The average sales price per dozen for total products sold declined by 1.0% primarily due to the increase in volume of jersey activewear sold. Jersey products generally carry a lower sales price than fleece products.

Gross Profit. Gross profit was 12.1% of net sales in 1997 compared to 16.9% in 1996. This decline in gross profit was the result of lower manufacturing efficiencies and increased labor costs. Manufacturing efficiencies were adversely impacted during the second and third quarters of 1997 by the reconfiguration of the Company's textile facilities and product quality issues resulting from changes in the Company's manufacturing processes and the utilization of defective yarns. Labor costs increased in order to recapture a loss of production which resulted from the Company's manufacturing inefficiencies. The Company has corrected these inefficiencies.

Selling, General and Administrative Expenses. SG&A increased 19.7% to $10.9 million in 1997 from $9.1 million in 1996, an increase of $1.8 million. This increase was due primarily to the expensing of $2.1 million of SAP software implementation costs in compliance with EITF Issue No. 97-13. This increase in SG&A expense was partially offset by a decline in management bonuses.

Other Expenses, Net. Other expenses, net, decreased 44.4% to $1.8 million in 1997 from $3.3 million in 1996. This decrease was primarily the result of a decrease in interest expense. Average borrowings were lower due to the application of the net proceeds of the Company's March 1997 initial public offering.

Income Taxes. The effective tax rate was 41.9% in 1997 compared to 36.6% in 1996.

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

Net Sales. Net sales increased 26.9% to $127.8 million in 1996 from $100.7 million in 1995, an increase of $27.1 million. Gross dozens sold of fleece and jersey increased 25.2% to 1.6 million dozens in 1996 from 1.3 million dozens in 1995. The increase in net sales was principally attributable to increased sales of jersey activewear, sales of new products and revenue

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

from the addition of new customers. Sales of jersey activewear increased by 56.1% to $46.8 million in 1996 from $30.0 million in 1995, an increase of $16.8 million. Average sales price per dozen for total products sold increased 1.0% in 1996 as a result of an increased average sales price per dozen for fleece that was partially offset by a slight decline in the average sales price per dozen for jersey products.

Gross Profit. Gross profit was 16.9% of net sales in 1996 as compared to 19.1% in 1995. This decrease in gross profit was the result of increased sales of jersey activewear as a percent of total sales, higher raw material costs, harsh winter weather causing higher fuel costs, weak demand in the first quarter of 1996, and increased medical and workers' compensation insurance costs due to an increase in the labor force. As a result of the weak demand in the first quarter and the harsh winter weather mentioned above, the Company experienced lower than expected utilization of its plant facilities.

Selling, General and Administrative Expenses. SG&A decreased 36.4% to $9.1 million in 1996 from $14.4 million in 1995. SG&A as a percent of net sales for 1996 was 7.2% compared to 14.2% in 1995. This decease in SG&A as a percentage of net sales resulted primarily from bringing sales and marketing functions in-house.

Other Expenses, Net. Other expenses, net, increased 3.9% to $3.3 million in 1996 from $3.1 million in 1995, an increase of $0.1 million. This increase was primarily the result of an increase in interest expense as a result of additional borrowings to fund higher inventories.

Income Taxes. The effective tax rate was 36.6% in 1996 compared to 37.3% in 1995.


LIQUIDITY AND CAPITAL RESOURCES

Principal Sources of Liquidity. Principal sources of liquidity have been bank financing, the net proceeds from the Company's initial public offering, and cash generated from the Company's operations. In March 1997, the Company completed its initial public offering of 2,500,000 shares of common stock at $12.00 per share. Upon the exercise of the over-allotment option in April 1997, the Company issued an additional 293,300 shares at $12.00 per share. The $29.6 million in net proceeds from the issuance of common stock was used to reduce debt.

The Company entered into a credit agreement on December 22, 1997 (the "Credit Agreement") with NationsBank, N.A. for the purpose of funding the acquisitions of the assets of Stardust and FLR and to refinance its existing debt. The Company can borrow the lesser of $100.0 million or the Company's borrowing base, as defined in the Credit Agreement. As of December 31, 1997, $83.3 million was outstanding under the Credit Agreement. The annual interest rate set by the Credit Agreement is variable, and, on December 31, 1997, was 7.19%. The Credit Agreement imposes certain operating and financial restrictions on the Company, including, but not limited to, limitations on mergers or other consolidations, acquisition of assets, further indebtedness, the creation of liens or other encumbrances on the Company's assets, the disposition of assets, the payment of dividends (if such payment would create a default under such loan), and capital expenditures. In addition, the Company is required to maintain specified financial ratios and levels. The Company's obligations under the Credit Agreement are secured by substantially all of the Company's assets. The Credit Agreement expires on April 30, 1998. Although the Company has no firm commitment to replace this existing credit facility when it expires, NationsBank has agreed to utilize its best efforts to syndicate with other lenders a $120.0 million replacement credit facility and has committed to loan $40.0 million of this amount. The Company is confident NationsBank will succeed in these efforts; however, no assurance can be given regarding the success of the syndication efforts.

Cash Flows from Operating Activities. For the year ended December 31, 1997, the Company's operations used $5.0 million in cash. The principal uses of cash were the increase in accounts receivable in the amount of $7.0 million due to higher sales volume in the fourth quarter of 1997 compared to the same period for 1996, an increase in other receivables of $1.9 million, and an increase in income taxes receivable of $2.0 million. These uses of cash were offset primarily by a reduction of inven-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

tories of $1.5 million. For the year ended December 31, 1996, the net cash provided by operations totaled $9.6 million. The principal uses of cash were the repayment of the note payable issued in connection with the Box Transaction for $2.0 million and increases of $1.9 million in inventories and $0.6 million in accounts receivable. These uses were offset by increases of $2.6 million in accounts payable and accrued expenses, consisting primarily of interest payable and reserves for medical and workers' compensation claims.

Cash Flows from Investing Activities. Cash expended in investing activities totaled $61.8 million for the year ended December 31, 1997. During 1997, the Company invested $51.5 million upon the acquisition of certain assets from Stardust and FLR. Furthermore, the Company invested $9.8 million in purchases of plant and equipment, primarily to enhance manufacturing and management information system capabilities. Capital expenditures for year ended December 31, 1996 were $3.4 million.

Cash Flows from Financing Activities. For the year ended December 31, 1997, the Company had net borrowings of $38.9 million, primarily related to the acquisition of certain assets of Stardust and FLR, had net proceeds of $29.6 million from the issuance of Common Stock, and paid $0.1 million in cash dividends. In 1996, the Company had net repayments of borrowings of $5.7 million and paid $0.6 million in cash dividends.

Capital Expenditures. Additional capital expenditures are expected in future years to meet continued growth expectations. The Company anticipates expending approximately $7.0 million in 1998 for property, plant and equipment as well as approximately $1.5 million to complete the implementation of the SAP management information system.

Management believes that funding available to the Company through operations and bank financing will be sufficient to meet its anticipated capital expenditure, working capital and other financial needs.

YEAR 2000 COMPLIANCE

The Company recognizes that the arrival of the Year 2000 poses a unique worldwide challenge to the ability of all systems to recognize the date change from December 31, 1999 to January 1, 2000 and, like other companies, has assessed its computer applications and business processes to provide for their continued functionality.

The Company believes that its current management information systems will consistently and properly recognize the Year 2000. As stated above, the Company is in the process of implementing its new SAP America management information systems to improve its production planning, scheduling and distribution, as well as its financial reporting capabilities. This new management information system will be Year 2000 compliant. Many of the Company's other systems include new hardware and packaged software recently purchased from large vendors who have represented that these systems are Year 2000 compliant. The Company is in the process of obtaining assurances from vendors that timely updates will be made available to make all remaining purchased software Year 2000 compliant. The Company does not believe anticipated expenditures to assure Year 2000 compliance will be material.

In addition, the Company plans to communicate with others with whom it does significant business to determine their Year 2000 compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that a failure to convert by another company would not have a material adverse effect on the Company.

FORWARD LOOKING STATEMENTS

Information in this annual report may contain forward looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the actual costs of operating the Company's business, actual operating performance, the ability to maintain large client contracts or to enter into new contracts and the level of demand for the Company's products. Additional factors that could cause actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission.

                                 BALANCE SHEETS

                                                                           December 31,
                                                              ----------------------------------------
ASSETS                                                              1997                 1996
                                                              ----------------------------------------
Current assets:
    Cash                                                      $    1,875,992        $     291,488
    Accounts receivable (less allowance -
       1997, $2,353,577; 1996, $817,080)
       (Notes 5 and 16)                                           32,001,332           22,545,795
    Income taxes receivable                                        1,952,796                    -
    Other receivables                                              1,906,178                    -
    Deferred income taxes (Note 9)                                 1,539,385            1,509,535
    Inventories (Notes 3 and 5)                                   51,177,900           34,025,895
    Other current assets                                           1,168,663              627,576
                                                              ----------------------------------------
             Total current assets                                 91,622,246           59,000,289
                                                              ----------------------------------------
Property, plant and equipment: (Note 5)
    Land                                                             929,689              599,978
    Land improvements                                                719,699              678,160
    Buildings and improvements                                    16,663,608           14,078,626
    Machinery and equipment                                       36,420,561           30,850,877
    Construction in progress                                       4,762,235              902,804
                                                              ----------------------------------------
       Total property, plant and equipment                        59,495,792           47,110,445
    Less accumulated depreciation                                 21,496,857           17,468,062
                                                              ----------------------------------------
             Property, plant and equipment, net                   37,998,935           29,642,383
                                                              ----------------------------------------
Other assets: (Notes 5 and 11)
    Goodwill (less accumulated amortization - 1997, $26,655)      34,831,646                    -
    Other                                                          1,533,840              575,662
                                                              ----------------------------------------
             Total other assets                                   36,365,486              575,662
                                                              ----------------------------------------
TOTAL                                                           $165,986,667          $89,218,334
                                                              ========================================


See notes to financial statements.

                                 BALANCE SHEETS

                                                                              December 31,
                                                                 -----------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                    1997                1996
                                                                 -----------------------------------
Current liabilities:
    Current maturities of long-term debt (Notes 5 and 16)         $  44,117,982       $      849,640
    Accounts payable (Notes 13 and 16)                               12,057,069            4,456,770
    Income taxes payable                                                      -              371,500
    Accrued expenses (Note 4)                                         2,472,458            3,421,181
                                                                 -----------------------------------
             Total current liabilities                               58,647,509            9,099,091
                                                                 -----------------------------------
Long-term debt (Notes 5 and 16)                                      40,000,000           44,419,544
                                                                 -----------------------------------
Deferred income taxes (Note 9)                                        3,671,301            3,556,806
                                                                 -----------------------------------
Commitments and contingencies (Notes 10, 12 and 13)

Shareholders' equity: (Notes 5, 7 and 8)
    Preferred stock, no par value, 1,000,000 shares authorized
    Common stock, no par value, 15,000,000
       shares authorized, shares issued and outstanding -
          1997, 8,109,152; 1996, 5,315,852                           36,849,127            7,222,550
    Retained earnings                                                26,818,730           24,920,343
                                                                 -----------------------------------
Total shareholders' equity                                           63,667,857           32,142,893
                                                                 -----------------------------------
TOTAL                                                              $165,986,667         $ 89,218,334
                                                                 ===================================

                            STATEMENTS OF OPERATIONS

                                                                         For the Years Ended December 31,
                                                         --------------------------------------------------------------
                                                                1997                   1996                  1995
                                                         --------------------------------------------------------------
Net sales (Note 14)                                        $ 134,555,053            $127,820,319        $ 100,710,495

Cost of goods sold (Note 13)                                 118,279,362             106,247,340           81,429,370
                                                         --------------------------------------------------------------
Gross profit                                                  16,275,691              21,572,979           19,281,125
                                                         --------------------------------------------------------------
Selling, general and administrative expenses,
    including related party sales agency -
    1995, $3,327,307 (Notes 10, 13 and 15)                     8,859,529               9,149,039           12,384,876
Software implementation expenses (Note 6)                      2,089,316                       -                    -
Termination fee (Note 13)                                              -                       -            2,000,000
                                                         --------------------------------------------------------------
       TOTAL SELLING, GENERAL AND ADMINISTRATIVE
           EXPENSES                                           10,948,845               9,149,039           14,384,876
                                                         --------------------------------------------------------------
Income from operations                                         5,326,846              12,423,940            4,896,249
                                                         --------------------------------------------------------------
Other income (expenses):
    Interest expense (Note 5)                                 (2,338,930)             (3,735,468)          (3,421,385)
    Other income                                                 530,447                 484,058              291,261
                                                         --------------------------------------------------------------
       Total other expenses, net                              (1,808,483)             (3,251,410)          (3,130,124)

Income before income taxes                                     3,518,363               9,172,530            1,766,125
                                                         --------------------------------------------------------------
Income taxes (benefit): (Note 9)
    Current                                                    1,390,880               2,445,471            2,029,624
    Deferred                                                      84,645                 908,680           (1,370,488)
                                                         --------------------------------------------------------------
       Total income taxes                                      1,475,525               3,354,151              659,136

Net income                                               $     2,042,838          $    5,818,379      $     1,106,989
                                                         ==============================================================
Earnings per common share - basic and diluted            $          0.27          $         1.09      $          0.21
                                                         ==============================================================
Weighted average number of  shares outstanding                 7,553,782               5,315,852            5,315,852
                                                         ==============================================================

See notes to financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  Common Stock               Paid-in          Retained       Shareholders'
                                             Shares         Amount           Capital          Earnings          Equity
---------------------------------------------------------------------------------------------------------------------------
                                                   (Note 7)
BALANCE, JANUARY 1, 1995                    5,315,852  $    3,611,275    $   1,620,300    $   21,141,558   $   26,373,133

STOCK SPLIT                                         -       3,611,275       (1,620,300)       (1,990,975)               -

NET INCOME                                          -               -                -         1,106,989        1,106,989

DIVIDENDS ($.11 per share)                          -               -                -          (577,804)        (577,804)
                                           --------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                  5,315,852       7,222,550                -        19,679,768       26,902,318

NET INCOME                                          -               -                -         5,818,379        5,818,379

DIVIDENDS ($.11 per share)                          -               -                -          (577,804)        (577,804)
                                           --------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996                  5,315,852       7,222,550                -        24,920,343       32,142,893

DIVIDENDS ($.02 per share)                          -               -                -          (144,451)        (144,451)

ISSUANCE OF COMMON STOCK
    IN PUBLIC OFFERING                      2,793,300      29,626,577                -                 -       29,626,577

NET INCOME                                          -               -                -         2,042,838        2,042,838
                                           --------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                  8,109,152  $   36,849,127    $           -     $  26,818,730     $  63,667,857
                                           ================================================================================

See notes to financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                               For the Years Ended December 31,
                                                                  ---------------------------------------------------------
                                                                         1997                1996                1995
                                                                  ---------------------------------------------------------
Cash flows from operating activities:
    Net income                                                    $    2,042,838         $  5,818,379       $  1,106,989
    Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
       Provision for depreciation and amortization                     4,056,744            3,804,481          3,439,559
       Other, net                                                       (440,856)            (105,154)            13,260
       Increase in accounts receivable                                (6,966,587)            (606,032)          (499,523)
       (Increase) decrease in income taxes receivable                 (1,952,796)           1,057,783         (1,057,783)
       Increase in other receivables                                  (1,906,178)
       (Increase) decrease in deferred income taxes                       84,645              908,680         (1,370,488)
       (Increase) decrease in inventories                              1,483,055           (1,856,648)       (14,046,154)
       Increase (decrease) in accounts payable                          (380,638)           1,627,989         (1,577,237)
       Increase (decrease) in accrued expenses                          (992,524)             943,100          1,435,387
       Increase (decrease) in note payable
           - related party sales agency                                        -           (1,999,000)         1,999,000
                                                                  ---------------------------------------------------------
Net cash provided by (used in) operating activities                   (4,972,297)           9,593,578        (10,556,990)
                                                                  ---------------------------------------------------------
Cash flows from investing activities:
    Purchases of property, plant and equipment                        (9,781,622)          (3,398,804)        (5,855,714)
    Acquisitions                                                     (51,538,504)                   -                  -
    Other, net                                                          (453,997)            (221,175)           (17,342)
                                                                  ---------------------------------------------------------
Net cash used in investing activities                                (61,774,123)          (3,619,979)        (5,873,056)
                                                                  ---------------------------------------------------------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt                          83,268,342                    -                  -
Repayments of long-term debt                                            (849,640)            (849,640)       (14,102,575)
    Borrowings from note payable - Bank                                        -           20,000,000          5,000,000
    Repayments of note payable - Bank                                          -          (20,000,000)        (5,000,000)
    Net borrowings from (repayments of) revolving loan               (43,569,904)          (4,851,096)        31,557,000
    Payment of dividends                                                (144,451)            (577,804)          (577,804)
    Proceeds from issuance of common stock                            29,626,577                    -                  -
                                                                  ---------------------------------------------------------
Net cash provided by (used in) financing activities                   68,330,924           (6,278,540)        16,876,621
                                                                  ---------------------------------------------------------
Net increase (decrease) in cash                                        1,584,504             (304,941)           446,575

Cash, beginning of period                                                291,488              596,429            149,854
                                                                  ---------------------------------------------------------
Cash, end of period                                               $    1,875,992        $     291,488      $     596,429
                                                                  =========================================================
Supplemental disclosures of cash flow information:
Cash paid during the year for:
    Interest                                                      $    2,970,587         $  3,860,064       $  2,538,550
    Income taxes                                                  $    3,715,176         $  1,430,000       $  3,212,641

Details of acquisitions:
    Fair value of assets                                           $  68,248,278
    Liabilities                                                    $  16,709,774
    Cash paid                                                      $  51,538,504

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Pluma, Inc. (the "Company") is a vertically integrated manufacturer and distributor of high quality fleece and jersey activewear. The Company is focused on increasing sales and profitability by offering high value products to a diverse customer base. The Company sells its products either directly or through its distributors to a number of highly recognized companies such as adidas, Starter and Walt Disney. In addition, the Company sells products under its own "PLUMA(R)," "SANTEE(R)" and "SNOWBANK(R)" brand names to retail and wholesale customers. The Company operates in a single business segment.

During 1997, the Company completed acquisitions of two of its distributor customers, Stardust Corporation ("Stardust") and Frank L. Robinson Company ("FLR") (see note 11).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable - Accounts receivable is reduced by an allowance to the amount expected to be collected with a charge against net income. Specific accounts that are considered to be uncollectible are written off by reducing accounts receivable and the allowance.

Inventories - Beginning in 1996, raw materials, work-in-progress and finished goods inventories are valued at the lower of cost, as determined by the last-in, first-out ("LIFO") method, or market. Production supplies are valued at the lower of cost, as determined by the first-in, first-out ("FIFO") method, or market. Prior to 1996, all inventories were valued at the lower of cost, as determined by the FIFO method, or market. Inventory cost includes material and conversion costs.

Property, Plant and Equipment - Property, plant and equipment is stated at cost and is depreciated using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs are charged to income and betterments are capitalized.

The average estimated useful lives of property for purposes of computing depreciation are:


                      Land improvements                       15 years
                      Buildings and improvements              39 years
                      Machinery and equipment                 10 years

Goodwill - Goodwill represents costs in excess of net assets of businesses acquired (see note 11). Goodwill is amortized on a straight-line basis over 20 years. The Company continually reviews goodwill to assess recoverability from estimated future results of operations and cash flows of the related operating entities.

Self-insurance Reserves - Self-insurance reserves represent the estimated liability on medical and workers' compensation claims reported to the Company plus reserves for claims incurred but not yet reported and the estimated settlement expenses related to these claims. The liabilities for claims and related settlement expenses are determined using "case basis" evaluations and statistical analysis and represent estimates of the ultimate net cost of all losses incurred through the balance sheet date. The Company's policy is to discount its workers' compensation reserves at a discount rate not to exceed a risk-free rate of return on U.S. government securities of similar duration on the reserves being discounted. Although considerable variability is inherent in such estimates, management believes that the liabilities for unpaid claims and related settlement expenses are adequate. The estimates are continually reviewed by management and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations. Self-insurance reserves are included in accrued expenses.

Loan Fees - Loan fees are capitalized and amortized to interest expense using the effective interest method over the term of the related debt.

                          NOTES TO FINANCIAL STATEMENTS

Income Taxes - Income taxes are provided on pre-tax earnings as reported in the financial statements. Deferred income taxes result from temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured for income tax purposes.

Stock Options - In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. This statement adopts a "fair value based method" of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the "intrinsic value based method" of APB No. 25 provided that they make pro forma disclosures on net income and earnings per common share as if the fair value based method of accounting had been applied. The Company has elected to continue to follow APB No. 25 (see note 8).

Treasury Stock - Under the state laws of North Carolina, shares of stock repurchased by the Company are considered authorized but unissued shares, and are reflected as such in the financial statements.

Earnings per Common Share - In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." SFAS No. 128 is effective for financial statements for periods ending after December 15, 1997 and early adoption is not permitted. This statement changes the method of computing and presenting earnings per common share. SFAS No. 128 requires the presentation of basic earnings per common share and diluted earnings per common share ("EPS") on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS is computed by dividing the net income available to common shareholders by the weighted average shares of outstanding common stock. The calculation of diluted EPS is similar to basic EPS except that the denominator includes dilutive common stock equivalents such as stock options and warrants.

Options to purchase shares of common stock were outstanding during 1997, 1996 and 1995 (see note 8) but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of the common shares during those years. Accordingly, there were no differences in the numerators and denominators used in the basic EPS and diluted EPS computations.

Revenue Recognition - The Company recognizes the sale of goods when the goods are shipped or ownership is assumed by the customer. Sales are recognized net of estimated returns and allowances.

Advertising - The Company expenses the costs of advertising as incurred.

Capitalized Software Costs - The Company capitalizes certain computer software costs which are amortized utilizing the straight-line method over the economic lives of the related products not to exceed five years. As discussed in Note 6, certain costs related to SAP software implementation are expensed.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Reclassifications - Certain 1996 and 1995 amounts have been reclassified to conform with 1997 presentation.

                          NOTES TO FINANCIAL STATEMENTS

New Accounting Standards - In June 1997, SFAS No. 130, "Comprehensive Income," was issued, establishing standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company will be required to adopt SFAS No. 130 in the first quarter of fiscal year 1998 and, based on current circumstances, does not believe the effect of adoption will be material.

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued, establishing standards for the way public enterprises report information about operating segments in annual financial statements. This statement also requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company will be required to apply the provisions of this statement beginning with the annual report issued for the year ending December 31, 1998.

3. INVENTORIES

Inventories at December 31, 1997 and 1996 consist of the following:

                                      1997                         1996
--------------------------------------------------------------------------------
At FIFO cost:
   Raw materials                 $   1,429,371                $   1,279,512
   Work-in-progress                  6,077,538                    3,297,522
   Finished goods                   45,885,484                   30,037,951
   Production supplies                 953,147                      608,824
--------------------------------------------------------------------------------
                                    54,345,540                   35,223,809
Excess of FIFO over LIFO cost       (1,846,435)                     (83,930)
--------------------------------------------------------------------------------
                                    52,499,105                   35,139,879
Excess of cost over market          (1,321,205)                  (1,113,984)
--------------------------------------------------------------------------------
   Total                          $ 51,177,900                 $ 34,025,895
================================================================================

During 1996, the Company changed its method of determining the cost of inventories, except production supplies, from the FIFO method to the LIFO method. The Company believes the LIFO method more closely relates current costs with current sales in periods of rising prices. The effect of the change was to decrease net income for 1996 by $52,212 ($.01 per share). The change had no effect on prior years because inventories under the FIFO method at December 31, 1995, as previously reported, were the amount of the beginning 1996 inventories used under the LIFO method. Accordingly, pro forma results for prior years under the LIFO method are not applicable.

If the cost of all inventories had been determined by the FIFO method, which approximates current cost, the cost of inventories would have been $1,846,435 and $83,930 greater at December 31, 1997 and 1996, respectively.

4. ACCRUED EXPENSES

Accrued expenses at December 31, 1997 and 1996 consist of the following:

                                       1997            1996
----------------------------------------------------------------
Salaries, commissions and bonuses  $    702,186     $ 1,042,786
Interest                                126,582         758,239
Insurance                               888,309       1,369,549
Other                                   755,381         250,607
----------------------------------------------------------------

   Total                            $ 2,472,458     $ 3,421,181
================================================================

                          NOTES TO FINANCIAL STATEMENTS

5. LONG-TERM DEBT

Long-term debt at December 31, 1997 and 1996 consists of the following:

                                 1997                         1996
-----------------------------------------------------------------------
Revolving loan               $ 83,268,342                 $ 43,569,904
Subordinated debt                 849,640                    1,699,280
                             ------------                 ------------
Total                          84,117,982                   45,269,184
Less current maturities        44,117,982                      849,640
-----------------------------------------------------------------------

   Long-term debt            $ 40,000,000                 $ 44,419,544
=======================================================================

On December 22, 1997, the Company entered into a credit agreement with a bank (the "Credit Agreement") under which it may borrow up to $100,000,000 on a revolving loan. Proceeds from borrowings under the Credit Agreement were used to pay in full the prior revolving loan and to consummate the acquisitions of Stardust Corporation and Frank L. Robinson Company (see notes 1 and 11).

Borrowings under the Credit Agreement bear interest at a per annum rate equal to the LIBOR rate plus 1.50%. At December 31, 1997, the per annum rate was 7.19%. The Credit Agreement also requires a commitment fee equal to 0.20% on the average daily unused amount of the revolving loan. Borrowings under the Credit Agreement, together with any accrued interest, are due on April 30, 1998.

Among the various provisions, limitations and restrictions contained in the Credit Agreement, the Company must meet specified tangible net worth, leverage ratio, funded debt to total capitalization ratio and earnings before the effect of interest expense, income taxes, depreciation and amortization requirements. Under the Credit Agreement, the Company is restricted in the amount of its capital expenditures, indebtedness to certain other parties, or redemption of its stock that would create an event of default. In the event of default, unless a waiver is obtained, payment of dividends by the Company is prohibited. The Credit Agreement may be terminated at any time upon the occurrence of an event of default. The Company retains the right to remedy certain events of default within 30 days after notice. The Company was in compliance with or had obtained waivers relating to all covenants as of December 31, 1997.

 Long-term debt is collateralized by substantially all accounts receivable, inventories, general intangibles and property.

The Company intends to refinance the Credit Agreement on a long-term basis prior to its maturity date. The Company has a commitment from a bank to act as its administrative agent in obtaining senior credit facilities (the "Senior Credit Facilities") of up to $120,000,000 with a syndicate of financial institutions. The bank has committed to loan $40,000,000 of the Senior Credit Facilities and has agreed to utilize its best efforts to syndicate the remaining $80,000,000. The Senior Credit Facilities include a revolving credit facility of up to $70,000,000 (the "Revolving Credit Facility") and a term loan facility of up to $50,000,000 (the "Term Loan Facility"). The amount under the Revolving Credit Facility will be due five years after the closing date. The amount under the Term Loan Facility will be due in specified quarterly installments beginning one year after closing and concluding five years after closing. The Senior Credit Facilities have similar restrictions to those contained in the Credit Agreement and will bear interest at LIBOR plus 75 to 200 basis points, as defined.

In accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to be Refinanced," the Company has classified $40,000,000 of the amount due as of December 31, 1997 under the Credit Agreement as long-term debt.

The Company issued a promissory note dated January 28, 1994, to a former officer/shareholder in connection with the repurchase of his stock (see note 7). Interest on the unpaid principal balance is paid quarterly at an annual rate of 5.0%, since May 1, 1994.

                          NOTES TO FINANCIAL STATEMENTS

The promissory note is subordinated to the Credit Agreement. The Company's obligations under the promissory note are secured by the shares repurchased from the former officer/shareholder. In the event the Company is in default under the terms of the promissory note, the former officer/shareholder will be entitled to have the Company's Common Stock reissued to him. The number of shares to be reissued in the event of default will be determined by dividing the amount due under the note at the time of such default by the fair value of the Company's Common Stock shares at such time. This note was paid in full on January 31, 1998.

Future annual payments on long-term debt during each of the next five years, assuming the refinancing of the Credit Agreement with the committed portion of the Senior Credit Facilities, are $44,117,982, $4,000,000, $9,000,000,
$10,000,000, $11,000,000 and $6,000,000 thereafter, respectively.

6. SOFTWARE IMPLEMENTATION EXPENSES

During 1997, the Company capitalized significant costs in connection with its SAP software implementation. In November 1997, EITF Issue No. 97-13 was issued requiring certain costs related to software implementation be expensed as incurred. The Company has expensed $2,089,316 of such costs in 1997.

7. CAPITAL STOCK

In March 1997, the Company completed its initial public offering of 2,500,000 shares of Common Stock at $12.00 per share. In April 1997, the Underwriters' over-allotment option for 293,300 shares of Common Stock at $12.00 per share was exercised. The net proceeds of $29,626,577 were used to reduce debt.

On January 28, 1997, the Board of Directors declared a .736-for-one reverse Common Stock split for shareholders of record on February 3, 1997. On June 27, 1995, the Board of Directors declared a two-for-one Common Stock split for shareholders of record on October 1, 1995. The shares were issued on November 27, 1995. All references in the accompanying financial statements to the number of common shares and per share amounts reflect the stock split and reverse stock split.

On July 22, 1996, the Company amended its Articles of Incorporation changing the par value of Common Stock from $1.00 per share to Common Stock having no par value and authorizing 1,000,000 shares of no par value Preferred Stock.

In December of 1995, the shareholders of the Company adopted an amendment to the Articles of Incorporation to increase the Company's authorized shares of Common Stock from 8,000,000 to 15,000,000, which was effective January 10, 1996.

During the years ended December 31, 1996, and 1995, the Company held stock exchanges under the terms of its Stock Transfer and Redemption Agreement adopted by the Company on June 10, 1991. Numerous transactions among authorized parties (as defined in the agreement) took place under these exchanges. The Company did not repurchase shares during 1997, 1996 and 1995 under the Stock Transfer and Redemption Agreement.

8. STOCK OPTIONS

In May 1995, the Company adopted the 1995 Stock Option Plan in which 515,200 shares of the Company's Common Stock may be issued. The exercise price of the options may not be less than the fair value of the Common Stock on the date of grant. The options granted become exercisable at such time or times as shall be determined by the Compensation Committee of the Board of Directors (the "Committee"). The Committee may at any time accelerate the exercisability of all or any portion of any stock option. These options expire, if not exercised, ten years from the date of grant. Participants in the Plan may be independent contractors or employees of independent contractors, full or part-time officers and other employees of the Company, or independent directors of the Company.

                          NOTES TO FINANCIAL STATEMENTS

In April 1996 and October 1995, the Company granted 32,384 and 379,776 options, respectively, to purchase Common Stock at an exercise price of $13.077 per share of which 181,351 and 117,171 options are exercisable as of December 31, 1997 and 1996, respectively. 2,355 options, -0- options and 29,440 options were forfeited in 1997, 1996 and 1995, respectively. The remaining 199,014 options become exercisable in 20% increments on the anniversary dates of the grants as follows:

                      YEAR                                        SHARES

                      1998                                        64,180
                      1999                                        64,180
                      2000                                        64,179
                      2001                                         6,475
                      ----                                         -----
                         Total                                   199,014
                                                                 =======

The Company applies APB No. 25 and related interpretations in accounting for the 1995 Stock Option Plan. Accordingly, no compensation cost has been recognized since the exercise price approximates the fair value of the stock price at the grant dates. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                         1997                  1996                  1995
                     -------------------------------------------------------
Net income:
   As reported       $ 2,042,838           $ 5,818,379           $ 1,106,989
   Pro forma           1,838,229             5,679,877               444,500

Earnings per share:
   As reported       $      0.27           $      1.09           $      0.21
   Pro forma                0.24                  1.07                  0.08

A summary of the status of the Company's 1995 Stock Option Plan as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below:

                                                                         Weighted-Average
                                                 Shares                   Exercise Price
                                               -------------------------------------------
Outstanding, January 1, 1995                           -                        -
Granted                                          379,776                     $13.077
Forfeited                                        (29,440)                     13.077
                                               -------------------------------------------
Outstanding, December 31, 1995                   350,336                      13.077
Granted                                           32,384                      13.077
                                               -------------------------------------------
Outstanding, December 31, 1996                   382,720                      13.077
Forfeited                                         (2,355)                     13.077
                                               -------------------------------------------
Outstanding, December 31, 1997                   380,365                       13.077
                                               -------------------------------------------

                                           1997                  1996                  1995
                                        ---------------------------------------------------
Options exercisable at year end           181,351               117,171               58,880

Weighted-average fair value of options
   granted during the year               $      -                $ 6.60               $ 3.04

                          NOTES TO FINANCIAL STATEMENTS

At December 31, 1997, the outstanding options have a weighted-average remaining contractual life of 7.9 years. All outstanding options and exercisable options have an exercise price of $13.077.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of
 .08% and 1.2%, expected volatility of 40.9% and 41.2%, risk-free interest rates of 5.9% and 6.8% and, expected lives of 5 years.

9. INCOME TAXES

The provision for income tax expense for the years ended December 31, 1997, 1996 and 1995 consists of the following:

                                                           1997                  1996                  1995
                                                      ---------------------------------------------------------
Current federal income tax expense                     $ 1,254,831           $ 2,178,903           $ 1,808,190
Current state income tax expense                           136,049               266,568               221,434
                                                      ---------------------------------------------------------
   Total current income tax expense                      1,390,880             2,445,471             2,029,624

Deferred federal income tax expense (benefit)               78,638               809,689            (1,202,587)
Deferred state income tax expense (benefit)                  6,007                98,991              (167,901)
                                                      ---------------------------------------------------------
   Total deferred income tax expense (benefit)              84,645               908,680            (1,370,488)
                                                      ---------------------------------------------------------
       Total income tax expense                        $ 1,475,525           $ 3,354,151          $    659,136
                                                      =========================================================

The provision for income taxes differs from the amount computed by applying the U.S. federal income tax rate (34%) because of the effect of the following items:

                                                           1997                  1996                  1995
                                                      ---------------------------------------------------------
Income taxes computed at U. S. federal
   statutory rate                                      $ 1,196,243           $ 3,118,660          $    600,482
State income taxes, net of federal
   income tax effect                                        93,758               243,027                47,473
Other, net                                                 185,524                (7,536)               11,181
                                                      ---------------------------------------------------------
       Total income tax expense                        $ 1,475,525           $ 3,354,151          $    659,136
                                                      =========================================================

NOTES TO FINANCIAL STATEMENTS

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Significant components comprising the Company's net deferred tax assets and liabilities were as follows at December 31:

                                                     1997              1996
                                                --------------------------------
Deferred tax liabilities:
  Current -
   Prepaid insurance and other                  $    (115,838)   $      (74,642)
  Long-term -
   Property, plant and equipment                   (3,669,607)       (3,556,806)
   Goodwill                                            (3,246)                -
                                                --------------------------------
       Total deferred tax liabilities              (3,788,691)       (3,631,448)
                                                --------------------------------
Deferred tax assets:
  Current -
   Bad debt and returns reserves                      244,324           299,394
   Medical and workers' compensation reserves         205,575           391,408
   Uniform capitalization                             606,434           634,729
   LIFO market write-down                             408,905           258,646
   Deferred compensation                              165,485                 -
   Other                                               24,500                 -
  Long-term - miscellaneous                             1,552                 -
                                                --------------------------------
       Total deferred tax assets                    1,656,775         1,584,177
                                                --------------------------------
Net deferred tax liability                      $  (2,131,916)     $ (2,047,271)
                                                ================================

10. LEASES

At December 31, 1997, the Company was committed to pay rentals under various noncancelable operating leases with lease terms in excess of one year as follows:

      Year ending December 31:
      1998                         $   1,925,038
      1999                             1,537,398
      2000                             1,482,934
      2001                             1,405,828
      2002                             1,034,026
      Thereafter                       5,048,750
                                   -------------
           Total                    $ 12,433,974
                                   =============

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements.

                          NOTES TO FINANCIAL STATEMENTS

Rental expense under all leases accounted for as operating leases was $2,260,469, $2,145,061, and $1,730,932 for the years ended December 31, 1997,
1996 and 1995, respectively (see note 13).

11. ACQUISITIONS

In December 1997, the Company purchased certain assets and assumed certain liabilities of Stardust Corporation ("Stardust") and Frank L. Robinson Company ("FLR") for $51,538,504 in cash, including related acquisition costs. The acquisitions have been accounted for as purchases. Accordingly, the assets and liabilities of the acquired businesses are included in the balance sheet as of December 31, 1997. The results of Stardust's and FLR's operations from the dates of the acquisitions to December 31, 1997 were not significant. The acquisitions were financed through additional debt (see note 5).

The allocation of the acquisition costs resulted in intangibles, primarily non-compete agreements of $500,000, and goodwill of $34,858,302. The non-compete agreements and the goodwill are being amortized on a straight-line basis over 5 years and 20 years, respectively.

The pro forma unaudited results of operations as though Stardust and FLR had been acquired as of the beginning of fiscal 1997 and 1996 are as follows:

                                    1997                         1996
                             ---------------------------------------------
Net sales                      $ 221,960,415                $ 225,898,606
Net income                         2,225,288                    6,239,372
Earnings per common share               0.29                         1.17

The pro forma results include amortization of the intangibles presented above and interest expense on debt assumed to finance the acquisitions. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future results.

12. COMMITMENTS AND CONTINGENCIES

The Company has Employment Agreements with its senior executive officers, the terms of which expire December 1998. Upon termination of an Employment Agreement after a change of control in the Company, as defined, the Company would be liable for a maximum of three times the eligible employee's (i) average annual salary, as defined, and (ii) any bonuses, as defined. In addition, under the Employment Agreements, the senior executive officers are entitled to annual incentive bonus payments if specified management goals are attained under Pluma's Bonus Plan.

The Company maintains a Sales Incentive Plan payable to the sales staff if specified sales volume is reached.

Arising out of the conduct of its business, on occasion, various claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations taken as a whole if disposed of unfavorably.

13. RELATED PARTY TRANSACTIONS

During the year ended December 31, 1995, sales commissions of $3,327,307, at a rate of 3.0% of the aggregate sales price of orders shipped by the Company, plus marketing reimbursements, were paid to the Company's sales agency, a company owned by a certain shareholder and director of the Company. During December 1995, the Company entered into an agreement for

                          NOTES TO FINANCIAL STATEMENTS

the termination of the sales contract with the sales agency. Under the terms of this agreement, the Company paid the sales agency $1,000 on December 29, 1995 and $1,999,000 with a promissory note that was paid in full in January 1996. Since December 31, 1995, the Company has not paid commissions to the sales agency for sales subsequent to December 31, 1995. Selling, general and administrative expenses would have been $12,384,876 if the cost of terminating the sales agreement were excluded for the year ended December 31, 1995. The Company will be liable for any returns or uncollectible accounts resulting from sales prior to December 31, 1995. The sales agency and the Company have released and discharged each other from any and all past, present and future actions.

The Company has various operating leases from certain shareholders. The leases have terms of approximately one to 14 years with aggregate monthly payments of $100,623, $98,751 and $65,254 in 1997, 1996 and 1995, respectively. Total operating lease expense for 1997, 1996 and 1995 was $1,197,186, $1,144,193 and
$773,600, respectively. As of December 31, 1997, future minimum lease payments under these operating leases totaled $7,655,414.

A contractor performed miscellaneous work totaling $344,751, $478,646 and $31,032 for the years ended December 31, 1997, 1996 and 1995, respectively. Certain shareholders of the Company are affiliated with the contractor. At December 31, 1997, $166,408 was due to this contractor.

During 1997, 1996 and 1995, the Company made payments totaling $118,345, $223,338 and $247,324, respectively, for contract services rendered to the Company for packaging and preparing Company products for shipment. A director/ shareholder is affiliated with this contractor. At December 31, 1997, $22,466 was due to this contractor.

During 1997 and 1996, the Company contracted for fabric dyeing totaling $16,894 and $42,776, respectively, with a contractor owned by a director of the Company. The Company had sales to this contractor in 1997 and 1996 of $871,958 and $80,005, respectively, and had a net balance due of $419,774 at December 31, 1997.

During 1997 and 1996, the Company made payments to a contractor totaling $361,472 and $121,395, respectively, for advisory fees. A director/shareholder of the Company is affiliated with this contractor. At December 31, 1997, $236,396 was due to this contractor.

An electrical contractor performed services totaling $333,104 during 1997. This contractor is affiliated with a director/officer of the Company. At December 31, 1997, $101,056 was due to this contractor.

14. SALES TO MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

A substantial amount of sales and receivables are to relatively few customers. Credit limits, ongoing credit evaluations and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. Certain customers have accounted for significant percentages of the Company's net sales as follows:

                 1997                  1996                  1995
                --------------------------------------------------

Customer A       31.1%                 24.1%                 16.1%
Customer B       12.0%                 14.7%                  9.1%
Customer C        8.7%                  7.2%                 12.8%
Customer D        6.5%                  5.9%                 11.4%

                          NOTES TO FINANCIAL STATEMENTS

15. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement savings plan for the benefit of its employees who have completed at least one year of service and have attained age
21. The amount of the Company's annual matching contribution is discretionary, and the Company currently funds accrued profit sharing expenses. During 1997, 1996 and 1995, the Company contributed $172,983, $161,461 and $129,378, respectively, to the 401(k) retirement savings plan.

On December 31, 1996, the Company established the Pluma, Inc. Deferred Compensation Plan (the "Plan") for selected management employees. The purpose of the Plan is to provide eligible employees with the opportunity to defer compensation which might not otherwise be deferrable under the 401(k) retirement savings plan. The Plan is unfunded and participants are 100% vested at all times. The Company may make discretionary matching contributions to the Plan. During 1997, the Company contributed $20,246 to the Plan.

16. FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. The carrying amount of cash, accounts receivable and trade accounts payable is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on quoted market prices. At December 31, 1997, the carrying value of long-term debt is a reasonable estimate of fair value. All financial instruments are held for purposes other than trading.


INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors of Pluma, Inc.:

We have audited the accompanying balance sheets of Pluma, Inc. as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pluma, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

The Company changed its method of capitalizing and expensing certain costs related to software implementation in 1997 in accordance with EITF Issue No. 97-13 (see Note 6). As discussed in Note 3, the Company changed its method of determining the cost of inventories in 1996.


Winston-Salem, North Carolina                          /s/ Deloitte & Touche LLP
February 11, 1998

                              CORPORATE INFORMATION

CORPORATE OFFICES
801 Fieldcrest Road
Eden, North Carolina 27288
(336) 635-4000
www.pluma.com

STOCK TRANSFER AGENT AND REGISTRAR
First Union National Bank
Customer Information Center
1525 West W.T. Harris Boulevard - 3C3
Charlotte, North Carolina 28288-1153
(800) 829-8432

Shareholders seeking information concerning stock transfers, change of address, and lost certificates should contact First Union directly.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Winston-Salem, North Carolina

INVESTOR RELATIONS
Investor Relations
Pluma, Inc.
P.O. Drawer 487
Eden, North Carolina 27289
(336) 635-4000

PUBLICATIONS
The Company's Annual and Interim Reports, Proxy Statement, Form 10-K and Form 10-Q reports will be available free of charge from our Investor Relations Department at the Company's corporate address.

GENERAL COUNSEL
Allman Spry Leggett & Crumpler, P.A.
Winston-Salem, North Carolina

STOCK LISTING
New York Stock Exchange
Symbol: PLU

STOCK MARKET INFORMATION
Pluma, Inc. completed its initial public offering of common stock on March 14, 1997. The following table represents the high and low closing sale price of the Common Stock as listed on the New York Stock Exchange for each quarter of 1997.

                                Market Quotations
-----------------------------------------------------
                               High           Low
1997 Quarter Ended
March 31                      $12.250       $12.000
June 30                       $15.750       $11.750
September 30                  $14.625       $10.000
December 31                   $10.375       $ 8.438

ANNUAL MEETING
The 1998 Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Daylight Time on June 2, 1998, at Bassett Country Club, Bassett, Virginia.

DIVIDENDS
The Company paid quarterly cash dividends on its Common Stock in the amount of $.0272 per share for each quarter of 1995 and 1996 and $.02 per share in the first quarter of 1997. The Company does not anticipate paying any cash dividends in the foreseeable future, and it intends to retain future earnings for the development and expansion of its business.

                        EXECUTIVE OFFICERS AND DIRECTORS

DIRECTORS

GEORGE G. WADE
Chairman Emeritus of the Board
and Secretary
Pluma, Inc.

G. WALKER BOX
Chairman of the Board
Pluma, Inc.

R. DUKE FERRELL, JR.
President and Chief Executive Officer
Pluma, Inc.

C. MONROE LIGHT
Executive Vice President of Manufacturing Services
Pluma, Inc.

BARRY A. BOWLES
Chairman of the Board
Stanley W. Bowles Corporation

KEMP D. BOX
Private Investor

WILLIAM K. MILESKI
Founder
Meritage LLC

R. STEPHENS PANNILL
Private Investor

J. ROBERT PHILPOTT, JR.
President and Treasurer
Philpott, Ball & Company



EXECUTIVE OFFICERS

GEORGE G. WADE
Chairman Emeritus of the Board and Secretary

G. WALKER BOX
Chairman of the Board

R. DUKE FERRELL, JR.
President and Chief Executive Officer

C. MONROE LIGHT
Executive Vice President of
Manufacturing Services

FORREST H. TRUITT, II
Executive Vice President, Treasurer and Chief Financial Officer

MILTON A. BARBER, IV
Senior Vice President of
Sales and Marketing

DAVID S. GREEN
Senior Vice President
of Human Resources

WALTER E. HELTON
Senior Vice President of Operations

DOUGLAS A. SHELTON
Senior Vice President of Manufacturing

NANCY B. BARKSDALE
Vice President and Controller

JAMES E. BEALE
Vice President of Wholesale Distribution
President, Stardust Corporation

RAYMOND L. REA
Vice President of Manufacturing

JEFFREY N. ROBINSON
Vice President of Sales
President, Frank L. Robinson, Inc.

JOHN R. BEALE
Executive Vice President, Stardust Corporation